Exhibit 99.4

On Friday, January 23, 2009 at 10:00 a.m. Pacific Time, Google Inc. (“Google”) hosted an employee town hall meeting to discuss Google’s planned stock option exchange program. The following are excerpted portions from the transcript of the employee town hall meeting.

A portion of Google’s January 23, 2009 employee town hall meeting relates to an option exchange that has not yet commenced. At the time the option exchange begins, if at all, Google will provide eligible employees with written materials explaining the precise terms and timing of the option exchange. Holders of options to buy Google’s Class A Common Stock that are eligible to participate in this option exchange should read these materials carefully when they become available because they will contain important information about the option exchange. Upon commencement of the program, Google will also file these written materials with the SEC as part of a tender offer statement. Google’s stockholders and optionholders will be able to obtain these written materials and other documents filed by Google with the SEC free of charge from the SEC’s website at www.sec.gov.

PARTIAL TRANSCRIPT OF EMPLOYEE TOWN HALL MEETING

Google Inc.

Mountain View

January 23, 2009

Employee Town Hall meeting on Option Exchange Program hosted by:

Laszlo Bock, Vice President, People Operations

Don Harrison, Associate General Counsel

Everyone: Good Morning!

Laszlo Bock: I’m Laszlo Bock, Vice President of People Operations. And…

Don Harrison: I’m Don Harrison, I’m Associate General Counsel at Google, and I’m one of the people that helped pull this program together.

[portions omitted]

Question: Are refresher grants eligible?

Don: Yes. Any refresher grant granted under Google’s 2004 Stock Plan will be eligible for exchange.

Laszlo: So the options eligible for this exchange offer are options from our 2004 Stock Option Plan. Prior to our IPO, Google had a couple different variations of option plan. But, post IPO we’ve only done refreshers through our 2004 Stock Plan so all options granted through our refresher program are eligible.

[portions omitted]

Question: Will the new options be eligible for the TSO program as well?

Laszlo: Yes.

Question: What is the disadvantage, financial or otherwise to exchanging stock options?

Laszlo: Without giving financial advice, what you trade off is they become unvested. So, if you imagine a scenario where you leave the company in the period during which the option is unvested, and you will lose the value that was there. So, that’s a trade off to it, but we can’t comment on your financial situation or provide financial advice.

Question: If the exchange period changes how much notice will we receive?

Don: You’ll get plenty of notice in advance. If we change the exchange period, we’ll also be required to push out the deadline for electing to participate. Let’s say no less than a few days notice, and you’ll probably get more notice than that.

Question: For vested options that are exchanged. Do they still stay vested and you could hypothetically sell them the next day?

Laszlo: No. This is actually part of the discussion we had when we were thinking about how to design the program. If we had done something like that, where vested options stay vested, essentially it’s like giving cash to people, and that doesn’t serve a retentive purpose. If you listen to the earnings call, we’re going to take, we anticipate, roughly a $460 million charge for doing this. That charge represents value transferred to employees as part of this, and in return for that, from a governance perspective, we thought it helpful to get something back. And that “getting something back” is this incremental vesting period. Actually, can we flip to the vesting slide and I’ll talk about that just for a second. This is how the vesting would work. So, your new vesting date on any options vested or unvested is the old vesting date plus 12 months. If the new vesting date is before September 3rd, 2009, then your new vesting date is September 3rd, 2009. The reason is anything that would have been vested within the 6 months from the end of the offer period becomes unvested for 6 months. Everything else, you just push out the vesting 12 months.

[portions omitted]

Question: During the period that the program is open, would we have the option of opting in into the program and changing our minds later? So for example: based on the stock price, let’s say on March 1st, if it makes sense, I can sign into the program, and suddenly for some reason there’s a bizarre swing on March 2nd, then I can change my mind.

Laszlo: The short answer is yes.

Don: The way the program is currently designed is that the people that we will be making the offer to are people with options that have a strike price greater than the strike price on March 2nd, 2009. So if you have elected, and then your exercise price ends up being below the price on March 2nd, you shouldn’t be able to participate in the exchange. Your options shouldn’t be exchanged as a result of the offer. However, we may make changes to the program, as a result of the SEC’s review or otherwise, so pay attention to any changes we send around, especially to things like that.

[portions omitted]

Question: Since Googlers who have vested but underwater options will be gaining value, is this difference normal income? Will we need to pay income tax on the income and the values?

Don: We can’t answer the question right now. There are a lot of good questions for every region of the world, but I wanted to say, we wouldn’t have launched the program if we didn’t think it made good economic sense for most Googlers. That being said, we’re still working through the tax issues in many countries. The right answer in one country might not be the right answer in another country. Next Thursday, we’ll provide you with detailed filings and materials, and I encourage you to read the disclosures relating to your specific country, which should answer these questions.

[portions omitted]

Question: Can the election period be shortened or only extended?

Don: I can take this. So, we will be keeping the exchange offer period open for at least 20 business days. That’s a legal requirement. So we will only extend the offer period if we are still within this 20 business day period.

Question: So, I suspect I know the answer to this but I want to hear it from you, why the horse race? Why the 14 hours or whatever it is at the end of the exchange period to elect? Why not 24 hours or something?

Laszlo: That’s actually a really good question. So just to make sure I understand, the question is “why does the period close at 6AM the next day instead of 3 days later, and give people a little more time?”

Don: We have to keep the exchange offer open for 20 business days and in designing this we wanted to keep it as close as we could to 20 business days because I’m sure people would like to get this behind them and move on. And so the best way to effect that was to have the offer period close on March 2nd, and then have people do their election. Originally, we were thinking we would keep it open for a few hours, and then smart people pointed out that that this wouldn’t work with every time zone, so the period of time we’ve chosen is meant to allow each time zone a meaningful period of time to make their decision based on the March 2nd close.

[portions omitted]

Question: Do you anticipate this being the only foreseeable option exchange, but as the market continues to drop sharply in 2009 do you see any possible additional option exchanges?”

Laszlo: [Portions omitted] We don’t have any plans to do this again. For any individual company, these are pretty rare, and these are exceptional times. It’s generally not a great idea to do this with great frequency. As I alluded to before, we actually spent months thinking about this, debating the right way to do, debating how we should think about it, and how we should roll it out. It’s not something we did lightly. We don’t have any plans to do this again, nor is there any discussion of doing this again.

[portions omitted]

Question: What’s the expected stock-trading window that will be 6 months after the exchange? The 3rd quarter trading window, or the one after?”

Don: Based on the current timeline, 6 months after the exchange offer closes would be in our trading blackout window that runs from the 1st of September until 2 days after we announce earnings in October, which I think will be around October 22nd. So the next open trading window would begin around October 26th, 2009.

[portions omitted]

Question: Can you state what documents we are allowed to send to the financial advisor and when we can send them?

Don: You will be able to send all of the documents we provide relating to the option exchange to your financial advisor. You’ll be able to send them as soon as we provide them to you, which should be next Thursday.

[portions omitted]